FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Smith, Thomas G.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCEB		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Chief Financial Off., Executive V. P. and Secretary
(Last) (First) (Middle) 50 Public Square, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 3/17/2003
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Class A Common Stock							141.9267(1)	I	401k Plan
Class B Common Stock							780.0676(2)	I	401k Plan
Class A Common Stock							5,175(3)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583						9/10/98(4)	9/10/06	Class A Common	5,175		5,175
1998 Stock Option Grant (right to buy)	$19.00						3/18/00(5)	3/18/08	Class A Common	10,566		10,566	D
1999 Stock Option Grant (right to buy)	$14.92						4/08/01(6)	4/08/09	Class A Common	10,799		10,799	D
2001 Stock Option Grant (right to buy)	$28.53						3/08/03(7)	3/08/11	Class A Common	21,600		21,600	D

Explanation of Responses:

(1) 401k Plan - Class A Common shares - change in value due to contributions over the course of the year.
(2) 401k Plan - Class B Common shares - change in value due to fluctuations in stock price over the course of the year.
(3) Shares held in street account with McDonald Investments, Inc. Note that tshares reflect the number owned at the end of the fiscal year. The shares were sold and reported in Feb, 2003.
(4) 1996 Stock Option Grant - 25% exesicabel on 9/10/98; 25% exercisable 9/10/99; and 50% exercisable on 9/10/00. Note this was the amount owned at the end of the fiscal year. A filing was made in Feb, 2003 to report the exercise of 5,175 shares, completing the Option Grant.
(5) 1998 Stock Option Grant - 25% exercisable on 3/18/00; 33% exercisable 3/18/01; 42% exercisable on 3/18/02.
(6) 1999 Stock Option Grant - 25% exercisable on 4/08/01; 25% exercisable 4/08/02; and 50% exercisable on 4/08/03.
(7) 2001 Stock Option Grant - 25% exercisable on 3/08/03; 25% exercisable 3/08/04; and 50% exercisable on 3/08/04.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-In-Fact for Thomas G. Smith **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Gerayln M. Presti and Patricia A. Comai, with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934, Section 16
Reporting Forms, and any and all amendments thereto, to be filed with the Securities and Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ Thomas G. Smith
    Thomas G. Smith